Exhibit 99.1

InterOil Statement on Mulacek Dissident Director Nominations

Urges shareholders to support ongoing value-enhancing initiatives by voting on the WHITE proxy today

SINGAPORE and PORT MORESBY, Papua New Guinea, May 13, 2016 /PRNewswire/ -- The Board of InterOil Corporation (NYSE: IOC; POMSoX: IOC) is reviewing nominees proposed by shareholder Phil Mulacek to stand for election as directors at the InterOil Annual and Special General Meeting of Shareholders (the "Meeting"), scheduled to be held on June 14, 2016.

Mr. Mulacek, and certain of his associates (collectively, "Mulacek"), intend to nominate five individuals (which would constitute a controlling slate of candidates) to stand for election to the Company's Board.

The InterOil Board and management team are firmly committed to acting in the best interests of the Company and creating value for all of InterOil's shareholders.

Our Board of Directors will review the information provided, consider these nominations in due course and will advise InterOil shareholders of the Board's determination in a supplement to the previously circulated Management Information Circular.

We believe that attempting to place five handpicked nominees, including Mr. Mulacek, on the InterOil Board is yet another step in Mulacek's pursuit of a self-serving agenda to influence or take control of the Company.

This concern is heightened due to Mulacek's dissident resolution proposing to reduce the number of directors to six, further concentrating Mulacek's candidates if they were to be elected.

Despite reporting holdings of only approximately 7.6% of InterOil's common shares, Mulacek is seeking to take control of the Board which would result in effective control of the Company.

Since Mr. Mulacek's departure in 2013, InterOil has revamped its Board and management team. Six of InterOil's eight Board nominees and all of the executive management team, including Chief Executive Officer Dr. Michael Hession, have joined InterOil following Mr. Mulacek's departure.

The Board and management team include highly-qualified and proven leaders who have the right mix of global oil and gas experience, public company experience, large-scale LNG project expertise, local experience and institutional knowledge to oversee the execution of InterOil's strategy.

InterOil is focused on executing its strategic priorities, including advancing the Papua LNG Project, one of the most competitive new-build LNG projects globally; completing the appraisal of the Elk-Antelope fields; and monetizing its world-class assets.

InterOil is confident that implementing its strategic plans will allow the Company to unlock the full value of its assets and enhance value for all InterOil shareholders.

The InterOil Board will present its recommendation on the nominees in a supplement to the Management Information Circular, which will be filed and mailed to all shareholders eligible to vote at the Meeting.

InterOil shareholders are reminded that their vote is extremely important, no matter how many or how few shares they own. The InterOil Board strongly urges shareholders to protect the value of their investment in InterOil by voting on the WHITE proxy today as recommended by your Board and voting "AGAINST" all of Mulacek's dissident resolutions and nominees.

If you have any questions, require assistance with
voting your WHITE
proxy card or need additional copies of the proxy materials, please contact:

MACKENZIE PARTNERS, INC.

105 Madison Avenue
New York, NY 10016

iocproxy@mackenziepartners.com

(212) 929-5500 (Call Collect)
Or

TOLL-FREE (800) 322-2885

About InterOil

InterOil Corporation is an independent oil and gas business with a sole focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licenses covering about 16,000sqkm. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	Singapore	North America
Michael Lynn Senior Vice President Investor Relations	David Wu Vice President Investor Relations	Cynthia Black Investor Relations North America
T: +65 6507 0222 E: michael.lynn@interoil.com	T: +65 6507 0222 E: david.wu@interoil.com	T: +1 212 653 9778 E: cynthia.black@interoil.com

Media Contacts

Singapore	United States
Ann Lee	James Golden / Aaron Palash
Communications Specialist	Joele Frank, Wilkinson Brimmer Katcher
T: +65 6507 0222	T: +1 212 355 4449
E: ann.lee@interoil.com	E: ioc-jf@joelefrank.com

Forward Looking Statements

This press release contains "forward looking statements" as defined in U.S. federal and Canadian securities laws. Such statements are generally identifiable by the terminology used such as "may," "plans," "believes," "expects," "anticipates," "intends," "estimates," "forecasts," "budgets," "targets" or other similar wording suggesting future outcomes or statements regarding an outlook. We have based these forward looking statements on our current expectations and projections about future events. All statements, other than statements of historical fact, included in this press release are forward looking statements. Forward looking statements include, without limitation, statements regarding the Company's response regarding the dissident director nominations, the competitiveness of the Papua LNG Project, benefits associated with the development of the Papua LNG Project, the intentions of Mulacek regarding various matters and InterOil's corporate strategy. Readers are cautioned not to place undue reliance on forward looking statements which involve known and unknown risks material risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied in such forward looking statements.

The forward looking statements in this press release are based on certain assumptions and analysis made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe appropriate in the circumstances. All of the forward looking statements are qualified by the assumptions that are stated or inherent in such forward looking statements. The key assumptions that have been made in connection with such forward looking statements include, among other things, assumptions regarding anticipated financial conditions and performance, business prospects, strategies, regulatory developments, future hydrocarbon commodity prices, the ability to secure adequate capital funding, the ability to obtain equipment and qualified personnel in a timely manner to develop resources, the ability to obtain financing on acceptable terms, and the ability to develop reserves and production through development and exploration activities.

Although we believe that the assumptions underlying our forward looking statements are reasonable, any of the assumptions could be inaccurate, and, therefore, we cannot assure you that the forward looking statements will eventuate. In light of the significant uncertainties inherent in our forward looking statements, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. Some of these assumptions and other risks and uncertainties that could cause actual results to differ materially from such forward looking statements are more fully described under the heading "Risk Factors" in our annual information form for the year ended December 31, 2015. Further, the forward looking statements contained in this press release are made as of the date hereof and, except as required by applicable law, we will not update publicly or revise any of these forward looking statements. The forward looking statements contained in this press release are expressly qualified by this cautionary statement.